Edwin L. Herbert
(419) 321-1206
eherbert@slk-law.com
November 4, 2005
Via EDGAR, Original Via Federal Express
Ms. Celeste M. Murphy
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Mail Stop 3628
100 F Street, NE
Washington, DC 20549

Re:	FC Banc Corp.
Schedule 14A-File No. 000-25616
Schedule 13E-3 – File No. 005-60231
Our File Number 104755
Dear Ms. Murphy:
          On behalf of FC Banc Corp., we filed today Amendment No. 1 to its Schedule 13E-3, filed September 14, 2005, and an amended Preliminary Proxy Statement on Schedule 14A. We addressed the comments set forth in your October 14, 2005 letter. We have set forth below FC Banc Corp.’s responses to each of your comments, matching our responses to the item number of the particular comment in your letter. We have also indicated below, where appropriate, the page number of the amendment to the Preliminary Proxy Statement where we have responded to your comments. I have enclosed a copy of the amended documents as filed today, marked to show the changes made to the September 14, 2005 filings.
     Schedule 13E-3
     General
     1. We confirm that the Proxy Statement will be sent or given at least 20 calendar days prior to the shareholder meeting date.
     Summary Term Sheet, page 2
     2. We have addressed the possible difficulty of holders of less than 500 shares, who do not want to be cashed out, to purchase additional shares in the open market so that they may hold at least

Ms. Celeste M. Murphy
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
November 4, 2005

500 shares on the Effective Date. Please note the third bullet point on page 3 under the caption “Summary Term Sheet — Information about the Stock Splits.”
     Fairness of the Stock Splits
     3. On page 4 in the first bullet point under the caption “Summary Term Sheet — Fairness of the Stock Splits,” we have stated the Board’s belief as to the fairness of the Rule 13e-3 transaction.
     Purpose of and Reasons for the Stock Splits, page 9
     4. Please note the addition of the third paragraph under the caption “Special Factors — Purpose of and Reasons for the Stock Splits” on page 9.
     Reduced Costs and Expenses, page 10
     5. Please note the expanded discussion on page 10 under the caption “Special Factors — Reduced Costs and Expenses” about the manner in which FC Banc Corp. intends to continue to provide some financial information and proxy statements to its shareholders. Please also note the statement at page 10 and also at page 14, under the caption “Effects of the Stock Splits — Effects on Continuing Holders,” that current and future shareholders seeking information beyond that which the Company intends to continue to provide will be required to contact the Company directly for that information.
     Operational Flexibility, page 11
     6. Please note the deletion of the phrase “and other aspects of being a public company” as not being a meaningful addition to the other stated reasons for FC Banc Corp. to deregister its shares under the Securities and Exchange Act of 1934. Please note the expanded discussion of the benefits to deregistering including cross references to other areas of the proxy statement.
     Effects on Cashed Out Holders, page 12
     7. Please note the expanded discussion of the benefits and detriments to FC Banc Corp., its affiliates, and unaffiliated shareholders at pages 12 to 18 under the caption “Effects of the Stock Splits,” including a specific identification of whether each effect of the Rule 13e-3 transaction is a benefit or detriment.
     Fairness of the Stock Splits, page 18
     8. Please note the addition of the paragraph at pages 20 to 21 under the caption “Fairness of

Ms. Celeste M. Murphy
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
November 4, 2005

the Stock Splits” detailing the Board’s consideration of the split ratio. Please also note the cross reference to the Board’s consideration of thresholds and the FC Banc Corp. shareholder list as part of the background to the proposal, set forth under the caption “Stock Splits Proposal — Background of the Stock Splits.” Please note the expanded discussion of the Board’s consideration of thresholds and the shareholder list at page 43 under the caption “Stock Splits Proposal — Background of the Stock Splits,” including the specific share thresholds considered by the Board.
     Opinion of Austin Associates, LLC, page 24
     9. Please note the deletions at pages 27 and 30 under the caption “Opinion of Austin Associates, LLC” of any qualification of the discussion of the fairness opinion set forth in the Proxy Statement by reference to the text of the fairness opinion.
     10. The nonpublic projections and financial forecasts provided by FC Banc Corp. to Austin Associates, LLC consisted solely of the 2005 budget prepared by FC Banc Corp.’s management. References to financial forecasts and projections throughout the discussion of the fairness opinion of Austin Associates, LLC under the caption “Opinion of Austin Associates, LLC” have been modified to make clear that this was the only nonpublic financial forecast or projection provided by the FC Banc Corp. to Austin Associates. Please note the specific discussion related to FC Banc Corp.’s 2005 budget at page 31 of the Proxy Statement.
     11. “ROAA” denotes return on average assets. Please note that we have added the definition at the top of page 31.
     12. Austin Associates, LLC provided a summary of its valuation report to the Board at its meeting on June 9, 2005. The valuation was based upon FC Banc Corp.’s March 31, 2005 financial statements. Austin Associates subsequently updated the valuation to use FC Banc Corp.’s June 30, 2005 financial statements. The methods, assumptions and analyses performed were essentially the same. The conclusion as to fair market value of FC Banc Corp.’s shares remained the same. The difference consisted of the use of March 31, versus June 30, 2005 financial statements. We believe that to address them as separate Item 1015 reports in the Proxy Statement would be confusing. Please note the statement at page 29 that no material changes were made in the valuation methods, assumptions or analyses between the March 31, 2005 valuation report and the June 30, 2005 valuation report.
     Discounted Cash Flow Value, page 28
     13. Please note the disclosures of the bases for assumptions relied upon by Austin Associates added under the caption “Opinion of Austin Associates, LLC — Discounted Cash Flow Value” at page 28.

Ms. Celeste M. Murphy
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
November 4, 2005

     Stock Splits Proposal, page 35
     Background of the Stock Splits
     14. Please note the addition of the several paragraphs at pages 39 and 40 of the Proxy Statement detailing the first consideration of factors related to the Rule 13e-3 transaction by management and the Board.
     15. Please note the identification of S.R. Snodgrass, A.C. as FC Banc Corp.’s independent auditor at page 30, where S. R. Snodgrass, A.C. is first mentioned.
     16. Please note the expanded discussion in the last two full paragraphs on page 41 regarding the Board’s actions with respect to Austin Associates’ provision of other services to FC Banc Corp.
     17. Please note the additional discussion at pages 42 and 43 to detail the Board’s determination in setting the price to pay cashed out holders at $29.12 per share.
     Financial Information, page 57
     Summary Historical Financial Information
     18. Please note the addition of income per common share and the ratio of earnings to fixed charges at pages 64 and 69.
     Pro Forma Consolidated Income Statement, page 61
     19. Please note the addition of the table at page 69 to show the ratio of earnings to fixed charges on a historical and pro forma basis.
     Where You Can Find More Information, page 63
     20. Please note the correction of the SEC’s address.
     Preliminary Proxy Card
     21. Under Ohio law, the governing state law with respect to the stock splits, no shareholder approval is required to authorize the forward stock split amendment to FC Banc Corp.’s Articles. Only the reverse stock split requires shareholder approval under Ohio law. Given that this is the case, we believe that Rule 14a-4(b)(1) does not require that the forward stock split be broken out as a proposal separate from the reverse stock split. We believe that to do so would be confusing. The

Ms. Celeste M. Murphy
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
November 4, 2005

Board of Directors of FC Banc Corp. does not intend to effect the reverse stock split without also effecting the forward stock split.
     Please find enclosed FC Banc Corp.’s statement acknowledging the matters identified under the closing comment of your October 14, 2005 letter.
Sincerely,
/s/ Edwin L. Herbert
Edwin L. Herbert
ELH/dmd
Enc.